# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tesla, Inc., CIK 0001318605
CUSIP: 88160R101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1 Tesla Road, Austin, Texas (TX), 78725
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001494730

## Reporting persons
- Elon R. Musk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 717,323,438; shared voting power 717,323,438; sole dispositive power 717,323,438; shared dispositive power 717,323,438; aggregate amount beneficially owned 717,323,438 (20.3% of the class)

## Item 1. Issuer
Name of issuer: Tesla, Inc.
Address of issuer's principal executive offices: 1 Tesla Road, Austin, TX, 78725

## Item 2. Person Filing
Name of person filing: Elon R. Musk
Address of principal business office or, if none, residence: c/o Tesla, Inc., 1 Tesla Road, Austin, TX, 78725
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned: Amount beneficially owned: 717,323,438 shares, which includes (i) 413,362,808 shares of Common Stock held by the Elon Musk Revocable Trust dated July 22, 2003 and (ii) options to purchase 303,960,630 shares of Common Stock that are exercisable within 60 days of September 30, 2025 (the "2018 CEO Performance Award"). Amounts do not include 96,000,000 shares of restricted common stock issued to Mr. Musk (the "2025 CEO Interim Award"), which may be voted by Mr. Musk. Because the shares that Mr. Musk can keep under the 2025 CEO Interim Award and the 2018 CEO Performance Award cannot exceed the total number of options underlying the 2018 CEO Performance Award, the calculation herein includes the 2018 CEO Performance Award but excludes the 2025 CEO Interim Award to avoid double counting. Amounts do not include 423,743,904 shares of restricted common stock granted to Mr. Musk pursuant to the 2025 CEO Performance Award, which shares are subject to a voting agreement and over which an irrevocable proxy has been given to Tesla's secretary to vote the shares in accordance with the terms of the voting agreement. As such, Mr. Musk does not have dispositive or voting control over these shares.
Percent of class: Percent of class: 20.3% (percentage ownership is calculated based on 3,325,819,167 shares of Common Stock outstanding as of October 16, 2025 and assumes that the shares of Common Stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13-d3(d)(1)(i) with a deduction of the shares of restricted stock under the 2025 CEO Interim Award to avoid double counting those shares).
Sole power to vote or to direct the vote: 717,323,438 (See Item 4(a) above)
Shared power to vote or to direct the vote: 717,323,438 (See Item 4(a) above)
Sole power to dispose or to direct the disposition: 717,323,438 (See Item 4(a) above)
Shared power to dispose or to direct the disposition: 717,323,438 (See Item 4(a) above)

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Elon R. Musk: /s/ Elon R. Musk, Elon R. Musk (11/10/2025)